NEWS RELEASE
BROOKFIELD PROPERTIES LAUNCHES
BAY ADELAIDE CENTRE DEVELOPMENT IN TORONTO’S FINANCIAL CORE
KPMG to Anchor First Tower of 2.6 Million Square Foot Project
TORONTO, July 19, 2006 — Brookfield Properties Corporation (BPO: NYSE, TSX) and its Canadian-based subsidiary, BPO Properties Ltd. (BPP: TSX), today launched the 2.6 million square foot Bay Adelaide Centre development in Toronto’s financial core in a ceremony attended by Toronto Mayor David Miller. Construction on the development commenced with the ceremonial knocking down of the “stump,” a six-storey elevator core erected fifteen years ago by the pervious owners of the site. The stump will be replaced by a new urban park that will serve as the focal point of the new project.
“The Bay Adelaide Centre represents exciting growth for Toronto’s downtown core, an area that has not experienced significant development in over a decade,” said Toronto Mayor David Miller. “Expansion and growth in the country’s most established financial centre demonstrates that both Toronto and Canada are firmly established as one of the world’s great cities and economic centres.”
Brookfield announced that it has signed a long-term lease with KPMG, one of Canada’s leading professional services firms, for approximately 250,000 square feet in Bay Adelaide Centre West, the first tower of the three-phase project.
“KPMG is delighted to be the anchor tenant in this major new development within Toronto’s core,” said Rob Brouwer, KPMG’s GTA Managing Partner. “We look forward to this new era in the development of downtown Toronto and in bringing KPMG to the Bay Adelaide Centre.”
Comprising approximately 1.1 million square feet, the 50-storey tower is the first new development in Toronto’s financial core since BCE Place was completed in 1992. The Bay Adelaide site consists of two city blocks with approved density of 2.6 million square feet. The first tower, Bay Adelaide Centre West, will be located on the northeast corner of Bay Street and Adelaide Street.

“We are thrilled to have the opportunity to transform this premier location in Toronto’s downtown core into a world-class office and mixed-use project,” said Ric Clark, President & CEO of Brookfield Properties Corporation. “We are grateful to the City of Toronto for helping to make Bay Adelaide Centre a reality and we look forward to welcoming one of the world’s most highly-regarded professional firms, KPMG, as our anchor tenant.”
Built to a LEEDS silver standard which mandates the use of environmentally-friendly materials and the maximum recycling of building materials, Bay Adelaide Centre West will feature state-of-the-art operating and life safety systems. Floor plates vary from 23,850 to 25,270 square feet. Hard and soft construction costs are estimated at C$300 million.
The design of the 50-storey Bay Adelaide West by WZMH Partners integrates the 11-storey historic façade of the former National Building, which will be rebuilt and restored to its 1926 grandeur. Toronto’s Path system, 27 kilometers of public walkway and retail located one level below grade, will be completed with the connection through Bay Adelaide Centre under Adelaide Street into Scotia Plaza.
Occupancy of Bay Adelaide Centre West is expected in 2009. Phases Two and Three of Bay Adelaide Centre will likely be a mix of office and hotel/residential.
Brookfield Properties acquired a 50% interest in the Bay Adelaide site in 2001 with existing infrastructure in place, including the HVAC plant, loading facility, and an 1,100-stall parking deck. The company purchased the remaining 50% of the site in 2005.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio comprises 58 commercial properties totaling 47 million square feet and 10 development properties totaling eight million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City and BCE Place in Toronto. Brookfield Properties trades on the New York and Toronto stock exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
BPO Properties Ltd., 89% owned by Brookfield Properties Corporation, is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of 35 commercial properties totaling 22 million square feet and seven development sites totaling four million square feet. Landmark properties include First Canadian Place in Toronto and Bankers Hall in Calgary. BPO Properties’ common shares trade on the TSX under the symbol BPP. For more information, visit www.bpoproperties.com.
KPMG LLP is the Canadian member firm of KPMG, a global network of professional firms providing audit, tax, and advisory services in 144 countries with more than 104,000 professionals working in member firms around the world. The independent member firms of the KPMG network are affiliated with KPMG International, a Swiss cooperative. KPMG International provides no client services.

Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417—7215; email: mcoley@brookfieldproperties.com.
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This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.